Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross Announces Shareholder Special Meeting

Toronto, Ontario, August 8, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has filed with the securities regulatory authorities a notice of a special meeting of Kinross shareholders to be held on September 15, 2010 (the "Meeting"). The purpose of the Meeting is to consider the issuance of Kinross common shares in connection with the previously announced business combination with Red Back Mining Inc.

Further information regarding the transaction and the Meeting (including the time and location of the Meeting) will be contained in an information circular that Kinross will prepare, file and mail in due course in connection with the Meeting. It is anticipated that meeting materials will be mailed on or about August 17, 2010 to registered and beneficial shareholders of record as at the close of business (TORONTO TIME) on August 11, 2010.

All shareholders are urged to read the information circular once it becomes available as it will contain additional important information concerning the transaction.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

 www.kinross.com